 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

 SUBMITTED HEREWITH

Exhibits

99.1
Condensed consolidated interim consolidated financial statements for the nine months ended September 30, 2020

99.2
Management’s Discussion & Analysis for the nine months ended September 30, 2020

99.3
CEO certification of interim filings

99.4
CFO certification of interim filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: November 13, 2020	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer